Exhibit 99.1

DR. REDDY'S LABORATORIES LTD.	CONTACT
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	Media relationS
Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-98661 74248)	USHA iyer ushaiyer@drreddys.com (Ph: +91-99874 44106)

Dr. Reddy’s Q4 & FY21 Financial Results

Hyderabad, India, May 14, 2021: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2021. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Q4 Performance Summary	FY21 Performance Summary

Rs. 4,728 Cr	Rs. 18,972 Cr
Revenue	Revenue
[Up: 7% YoY; Down: 4% QoQ]	[Up: 9% YoY]

53.7%	54.3%
Gross Margin	Gross Margin
[Q4 FY20: 51.5%; Q3 FY21: 53.8%]	[FY20: 53.8%]

Rs.1,428 Cr	Rs. 5,456 Cr
SGNA expenses	SGNA expenses
[Up: 17% YoY; Down: 1% QoQ]	[Up: 9% YoY]

Rs. 409 Cr	Rs. 1,654 Cr
R&D expenses	R&D expenses
[8.7% of Revenues]	[8.7% of Revenues]

Rs. 1,133 Cr	Rs. 4,748 Cr
EBITDA	EBITDA
[24.0% of Revenues; Up: 13% YoY; Down: 4% QoQ]	[25.0% of Revenues; Up: 2% YoY]

Rs. 807 Cr	Rs. 2,832 Cr
Profit before Tax	Profit before Tax
[Up: 13% YoY; 184% QoQ]	[Up: 57% YoY]

Rs. 554 Cr	Rs. 1,915 Cr
Profit after Tax	Profit after Tax
[Down: 28% YoY; Up: 2695% QoQ]	[Down: 2% YoY]

Commenting on the results, Co-Chairman & MD, G V Prasad said “In FY 21, we continued to grow across all our businesses, enhance productivity and strengthen our development pipeline. We are prioritizing our efforts to launch Sputnik V vaccine across India while working on the development and commercialization of several drugs for the treatment of mild to severe COVID 19 infections.”

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 73.14

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q4 FY21		Q4 FY20		YoY	Q3 FY21		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	646	47,284	606	44,318	7	674	49,296	(4)
Cost of Revenues	300	21,909	294	21,510	2	311	22,758	(4)
Gross Profit	347	25,375	312	22,808	11	363	26,538	(4)
Operating Expenses
Selling, General & Administrative expenses	195	14,279	166	12,177	17	197	14,387	(1)
Research and Development expenses	56	4,094	57	4,190	(2)	56	4,108	(0)
Impairment of non-current assets	0	15	0	7	114	82	5,972	(100)
Other operating income	(8)	(587)	(2)	(168)	249	(2)	(128)	359
Results from operating activities	104	7,574	90	6,602	15	30	2,199	244
Net finance income	(4)	(318)	(6)	(435)	(27)	(7)	(493)	(35)
Share of profit of equity accounted investees	(2)	(179)	(1)	(105)	70	(2)	(151)	19
Profit before income tax	110	8,071	98	7,142	13	39	2,843	184
Income tax expense / (benefit)	35	2,536	(7)	(500)	(607)	36	2,645	(4)
Profit for the period	76	5,535	104	7,642	(28)	3	198	2695
Diluted Earnings Per Share (EPS)	0.46	33.29	0.63	46.01	(28)	0.02	1.19	2705

As % to revenues	Q4 FY21	Q4 FY20	Q3 FY21
Gross Profit	53.7	51.5	53.8
SG&A	30.2	27.5	29.2
R&D	8.7	9.5	8.3
EBITDA	24.0	22.6	24.0
PBT	17.1	16.1	5.8
PAT	11.7	17.2	0.4

EBITDA Computation

	Q4 FY21		Q4 FY20		Q3 FY21
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	110	8,071	98	7,142	39	2,843
Interest (income) / expense (net)*	1	75	(1)	(100)	(2)	(180)
Depreciation	29	2,089	28	2,080	29	2,131
Amortization	15	1,080	12	885	15	1,086
Impairment	0	15	0	7	82	5,972
EBITDA	155	11,330	137	10,013	162	11,851

*	Includes income from Investments

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 73.14

Revenue Mix by Segment

	Q4 FY21	Q4 FY20	YoY	Q3 FY21	QoQ
Segment	(Rs.)	(Rs.)	Gr %	(Rs.)	Gr %
Global Generics	38,737	36,398	6	40,751	(5)
North America	17,491	18,072	(3)	17,394	1
Europe	3,956	3,446	15	4,143	(5)
India	8,445	6,839	23	9,591	(12)
Emerging Markets	8,845	8,041	10	9,623	(8)
Pharmaceutical Services and Active Ingredients (PSAI)	7,915	7,195	10	7,009	13
Proprietary Products & Others	632	725	(13)	1,536	(59)
Total	47,284	44,318	7	49,296	(4)

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 73.14

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	FY21			FY20			Gr
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Revenue	2,594	1,89,722	100.0	2,387	1,74,600	100.0	9
Cost of revenues	1,185	86,645	45.7	1,102	80,591	46.2	8
Gross profit	1,409	1,03,077	54.3	1,285	94,009	53.8	10
Operating Expenses
Selling, General & Administrative expenses	746	54,559	28.8	685	50,129	28.7	9
Research and Development expenses	226	16,541	8.7	211	15,410	8.8	7
Impairment of non-current assets	93	6,768	3.6	229	16,767	9.6	(60)
Other operating income	(13)	(982)	(0.5)	(59)	(4,290)	(2.5)	(77)
Results from operating activities	358	26,191	13.8	219	15,993	9.2	64
Net finance income	(23)	(1,653)	(0.9)	(20)	(1,478)	(0.8)	12
Share of profit of equity accounted investees	(7)	(480)	(0.3)	(8)	(561)	(0.3)	(14)
Profit before income tax	387	28,324	14.9	247	18,032	10.3	57
Income tax expense / (benefit)	125	9,175	4.8	(20)	(1,466)	(0.8)	(726)
Profit for the period	262	19,149	10.1	267	19,498	11.2	(2)
Diluted EPS	1.57	115.14		1.61	117.40		(2)

EBITDA Computation

	FY21		FY20
Particulars	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	387	28,324	247	18,032
Interest income (net)*	(6)	(412)	(11)	(839)
Depreciation	117	8,527	118	8,640
Amortization	58	4,269	52	3,832
Impairment	93	6,768	229	16,767
EBITDA	649	47,477	635	46,431

*	Includes income from Investments

Key Balance Sheet Items

	As on 31st Mar 2021		As on 31st Dec 2020		As on 31st Mar 2020
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	540	39,531	291	21,282	356	26,068
Trade receivables (current & non-current)	680	49,759	730	53,408	711	52,015
Inventories	621	45,412	606	44,309	479	35,066
Property, plant and equipment	781	57,111	769	56,263	716	52,332
Goodwill and Other Intangible assets	550	40,216	561	41,062	433	31,653
Loans and borrowings (current & non-current)	414	30,308	280	20,443	302	22,102
Trade payables	300	21,916	315	23,072	228	16,659
Equity	2,392	1,74,981	2,316	1,69,395	2,119	1,54,988

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 73.14

Revenue Mix by Segment [year on year]

	FY21			FY20			Gr
Segment	($)	(Rs.)%		($)	(Rs.)%		%
Global Generics	2,111	1,54,404	81.4	1,888	1,38,123	79.1	12
North America		70,494			64,659		9
Europe		15,404			11,707		32
India		33,419			28,946		15
Emerging Markets		35,087			32,812		7
Pharmaceutical Services and Active Ingredients (PSAI)	437	31,982	16.9	352	25,747	14.7	24
Proprietary Products & Others	46	3,336	1.8	147	10,730	6.1	(69)
Total	2,594	1,89,722	100.0	2,387	1,74,600	100.0	9

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COVID portfolio

We continue to play our role in the fight against Covid-19 by acting proactively to bring multiple preventive and curative treatment options, including a vaccine. Some of our major Covid-19 products are:

Sputnik V vaccine: The trials demonstrated efficacy @ 91.6%, consistent safety and immunogenicity results. In April, 2021 we received Emergency Use Authorization (EUA) for the vaccine. We have launched it today and the first dose of the vaccine was administered. Our priority is to ensure widest reach in the shortest possible time.

Remdesivir: We launched it in India and have ramped up our supplies to meet with the higher demand due to surge of the COVID cases in India.

Avigan® (Favipiravir): We are selling it in India and few other markets. We are conducting phase 3 trials in North America for outpatient setting with mild to moderate symptoms.

2-deoxy-D-glucose (2-DG): We developed it in collaboration with DRDO lab. Received EUA as adjunct therapy for hospitalized moderate to severe Covid-19 patients.

Other Covid drugs: We are also working on Molnupiravir, Baricitinib and several other covid drugs for treatment ranging from mild to severe conditions.

Revenue Analysis [Q4 and full year FY21]

Global Generics (GG)

➢	Revenues from GG segment at Rs. 154.4 billion higher by 12% over FY20, on account of growth across all our markets. We witnessed double digit growth in Europe and India during the year.

➢	Q4 revenue at Rs. 38.7 billion, YoY growth of 6% and QoQ decline of 5%. The YoY growth was driven by branded markets (India and emerging markets), Europe partly offset by decline in NAG. QoQ decline was on account of branded markets & Europe.

North America

➢	Revenues from North America Generics for the year at Rs. 70.5 billion, YoY growth of 9%. The year was benefited by new launches, scale up of existing products and a favorable forex rate, which was partially offset by price erosion.

➢	Revenues for Q4 at Rs. 17.5 billion, YoY decline of 3% and QoQ growth of 1%. The YoY decline was primarily on account of higher volumes during Q4 last year due to COVID-19 related stocking up and price erosion. The QoQ growth was driven by volume traction in our base business and new product launches partly offset by price erosion.

➢	During this quarter, we launched 6 new products – Vigabatrin tablets (CGT status granted), Febuxostat tablets, Capecitabine tablets, Fluphenazine Hydrochloride tablets, Lansoprazole OD tablets and Abiraterone Acetate in Canada.

➢	As of 31st March 2021, cumulatively 95 generic filings are pending for approval with the USFDA (92 ANDAs and 3 NDAs under 505(b)(2) route). Out of the pending ANDAs, 47 are Para IVs, and we believe 23 have ‘First to File’ status.

Europe

➢	Revenues from Europe for the year at Rs. 15.4 billion. YoY growth of 32%, primarily on account of volume traction in base business, new product launches across our markets including newer markets of France, Italy and Spain and favorable forex, which was partially offset by price erosion.

➢	Revenues for Q4 at Rs. 4.0 billion, YoY growth of 15% and QoQ decline of 5%. QoQ decline was on account of lower volumes in our base business and price erosion which was partly offset by new products launched during the quarter.

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India

➢	Revenues from India for the year at Rs. 33.4 billion. Year-on-year growth of 15%, driven by revenues from the acquired business of Wockhardt and contribution from new product launches.

➢	Revenues for Q4 at Rs. 8.4 billion, YoY growth of 23%, QoQ decline of 12%. QoQ decline was led by reduction in covid drugs sales and seasonality.

Emerging Markets

➢	Revenues from Emerging Markets for the year at Rs. 35.1 billion, growth of 7%.

-	Revenues from Russia for the year at Rs. 15.8 billion, YoY decline of 6%. The decline was primarily driven by adverse forex and lower volumes of some of our key molecules.

-	Revenues from other CIS countries and Romania for the year at Rs. 7.4 billion, YoY growth of 15%. Growth was on account of increase in volumes and new launches.

-	Revenues from Rest of World (RoW) territories for the year at Rs. 11.8 billion, YoY growth of 25%. Growth primarily on account of new launches and volume traction in key products, partially impacted by price erosion in certain markets.

➢	Revenues for the quarter are Rs. 8.8 billion, YoY growth of 10%, QoQ decline of 8%.

-	Revenues for Russia for the Q4 at Rs. 4.0 billion, YoY growth of 3%, QoQ decline of 11%.

-	Revenues from other CIS countries and Romania for the quarter are Rs. 1.9 billion, YoY growth of 7%, QoQ decline of 11%.

-	Revenues from Rest of World (RoW) territories for this quarter are Rs. 2.9 billion, YoY growth of 24%, QoQ decline of 1%.

Pharmaceutical Services and Active Ingredients (PSAI)

➢	Revenues from PSAI at Rs. 32.0 billion. Year-on-year growth of 24% driven by new products, increase in volumes of key products of API business and favorable forex partially offset by price erosion.

➢	Revenues for Q4 at Rs. 7.9 billion, YoY growth of 10% and QoQ growth of 13%.

➢	During the year, we have filed 14 DMFs in the US.

Proprietary Products (PP) & Others

➢	Revenues from PP & Others for the year at Rs. 3.3 billion, YoY decline of 69%. FY20 was higher due to income from sale of the US and select territory rights for two of Neurology franchise products pertaining to PP.

➢	Revenues for Q4 are Rs. 632 million.

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Income Statement Highlights:

➢	Gross profit margin for the year at 54.3%, an increase of ~50 bps over previous year. The increase was driven by a better product mix and increased leverage from manufacturing overheads. This was partly offset by price erosion, lower export incentives and benefit from PP out-licensing income in FY 20. Gross profit margin for GG and PSAI business segments are at 59.0% and 29.5% respectively.

➢	Gross profit margin for the Q4 at 53.7% (GG: 57.9%, PSAI: 31.7%).

-	YoY gross margin increased by ~220 bps, primarily due to a better product mix and increased leverage from manufacturing overheads, partly offset by price erosion and lower export benefits

-	QoQ gross margin declined by ~10 bps.

➢	Selling, general & administrative (SG&A) expenses for FY21 at Rs. 54.6 billion, an increase of 9% on a YoY basis. This increase was primarily due to incremental costs post the integration of the acquired divisions from Wockhardt in this year and increased freight expenses. SG&A expenses for Q4 at Rs. 14.3 billion, YoY increase of 17% and QoQ decline of 1%. SG&A as a % to sales for the full year remained in line with FY20.

➢	Impairment charge at Rs. 6.8 billion in FY21, which were taken considering the triggers which occurred during the year.

➢	Research & development (R&D) expenses in FY21 at Rs. 16.5 billion. As % to Revenues – FY21: 8.7% | FY20: 8.8%. R&D expenses for Q4 at Rs. 4.1 billion, as % to revenues stood at 8.7%. Our focus continues on building a healthy pipeline of new products across our markets including development of products pertaining to COVID-19 treatment.

➢	Other operating income for the year at Rs. 982 million compared to Rs. 4.3 billion in FY20. Previous year included Rs. 3.5 billion received from Celgene pursuant to a settlement agreement in Canada.

➢	Net Finance income for the year at Rs. 1.7 billion compared to Rs. 1.5 billion in FY20. The increase is primarily on account of higher foreign exchange gain in current year as compared to FY20. Net finance income in Q4 is Rs. 0.3 billion.

➢	Profit before Tax for the year at Rs. 28.3 billion, YoY growth of 57%. Profit before Tax for Q4 is at Rs. 8.1 billion.

➢	Profit after Tax for the year at Rs. 19.1 billion and for Q4 at Rs. 5.5 billion. The tax rate in FY21 is higher due to non-recognition of deferred tax asset (DTA) on losses arising out of impairment. It was lower in FY20 due to recognition of deferred tax asset (DTA) on losses arising out of impairment, recognition of MAT credit, and others in line with the requirements of accounting standards.

➢	Diluted earnings per share for the year is Rs. 115.14. Diluted earnings per share for Q4 is Rs. 33.29.

Other Highlights:

➢	EBITDA for FY21 at Rs. 47.5 billion and the EBITDA margin is 25.0%. EBITDA for Q4 FY21 is at 11.3 billion and the EBITDA margin in 24.0%.

➢	Capital expenditure for FY21 is at Rs. 9.7 billion. Capital expenditure for Q4 FY21 is at Rs. 2.9 billion.

➢	Free cash-flow at Rs. 24.6 billion before acquisitions. Free cash-flow for Q4 FY21 at Rs. 7.9 billion.

➢	Net cash surplus for the company is at Rs. 7.5 billion as on March 31, 2021. Consequently, net debt to equity ratio is (0.04).

➢	The Board has recommended payment of a dividend of Rs. 25 per equity share of face value Rs 5/- each (500% of face value) for the year ended March 31, 2021 subject to approval of members.

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Earnings Call Details (05:30 pm IST, 08:00 am EDT, May 14, 2021)

The management of the Company will host an earnings call to discuss the Company’s financial performance and answer any questions from the participants.

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Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identiFYforward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.

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